ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

403(b), 401 and HR 10 Plans

Supplement dated September 21, 2010 to the Contract Prospectus,
each dated April 30, 2010

The following information updates and amends certain information contained in the Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. Effective July 30, 2010, ING Funds Distributor, LLC changed its name to ING Investments Distributor, LLC. Accordingly, all references to ING Funds Distributor, LLC in the Contract Prospectus are hereby deleted and replaced with ING Investments Distributor, LLC.

2. The following is added to the end of the first paragraph of the "Interest Rates" section in Appendix I - Guaranteed Accumulation Account in the Contract Prospectus:

    Not all contracts provide for minimum interest rates for the Guaranteed Accumulation Account. Apart from meeting the contractual minimum interest rates (if any), we can in no way guarantee any aspect of future offerings.